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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                 ---------------

                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                     American Science and Engineering, Inc.
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             (Exact Name of Registrant as Specified in Its Charter)


             Massachusetts                               04-224091
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


829 Middlesex Turnpike, Billerica, Massachusetts              01821
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   (Address of Principal Executive Offices)                 (Zip Code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: ____________________ (if applicable).


Securities To Be Registered Pursuant To Section 12(b) Of The Act:


     Title Of Each Class                      Name Of Each Exchange On Which
     To Be So Registered                      Each Class Is To Be Registered
     -------------------                      ------------------------------

Series A Junior Participating Cumulative        American Stock Exchange
Preferred Stock Purchase Rights


        Securities To Be Registered Pursuant To Section 12(g) Of The Act:

                                      None
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                                (Title of Class)


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Item 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On April 9, 1998, the Board of Directors of American Science and Engineering, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.66 2/3 per share (the "Common Shares"), of the Company. The dividend is payable on April 17, 1998 to all holders of record of Common Shares as of the close of business on April 17, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, no par value (the "Preferred Shares"), of the Company at a price of $60.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.

     The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Co., New York, New York, as Rights Agent (the "Rights Agent"). A copy of the Rights Agreement is attached hereto as an exhibit and is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement.

     Until the earliest to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such other date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares, or (iii) the date on which the Board of Directors determines that a person or group which beneficially owns more than 10% of the outstanding Common Shares is an Adverse Person, as defined in the Rights Agreement (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates representing Common Shares.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), certificates representing Common Shares issued after the Record Date upon transfer or new issuance will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 16, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     At any time following the Distribution Date, Rights (other than Rights owned by an Acquiring Person or Adverse Person, and the Acquiring Person's or Adverse Person's affiliates and associates,


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which will have become void) may be exercised (subject to their earlier termination, expiration or exchange) to acquire that number of Preferred Shares at the then current Purchase Price of the Right, or if the Board of Directors so determines, Common Shares, which at such time will have a market value of two times the Purchase Price of the Right.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or Adverse Person or the affiliates and associates of such Acquiring Person or Adverse Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Preferred Shares having a market value of two times the Purchase Price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of



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the Company may exchange the Rights (other than Rights owned by such person or group and their respective affiliates and associates which will have become void) in whole or in part, at an exchange ratio of one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges) or one Common Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to or within 10 business days following (i) the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) the date on which the Board of Directors of the Company determines a person or group to be an Adverse Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than an Acquiring Person or Adverse Person and the affiliates and associates of such Acquiring Person or Adverse Person, whose Rights will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of the Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Prior to the Distribution Date, the Company may supplement or amend any provision of the Rights Agreement in any manner. From and after the Distribution Date, the Company may supplement or amend the Rights Agreement to: (i) cure any ambiguity; (ii) correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision of the Rights Agreement; (iii) shorten or lengthen any time period contained in the Rights Agreement; or (iv) change or supplement the provisions in the Rights Agreement in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interest of the holders of Rights (other than Rights owned by an Acquiring Person, Adverse Person or any affiliate or associate of an Acquiring Person or Adverse Person).



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Item 2. EXHIBITS.

    1. Shareholder Rights Agreement dated as of April 17, 1998 between American Science and Engineering, Inc. and American Stock Transfer & Trust Co., as Rights Agent, which includes as Exhibit C a summary of the provisions of the Rights Agreement and as Exhibit B the forms of Right Certificate and Election to Exercise.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       AMERICAN SCIENCE AND ENGINEERING, INC.

                                       By: /s/ Ralph S. Sheridan
                                          --------------------------------------
                                          Ralph S. Sheridan,
                                          President and Chief Executive Officer



Dated:  April 14, 1998



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